UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SIDECHANNEL, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock with an Exercise Price of $0.36

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

Ryan Polk

Chief Financial Officer

SideChannel, Inc.

146 Main Street, Suite 405

Worcester, MA 01608

Phone: (508) 925-0114

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Michael E. Storck, Esq. Paul J. Schulz, Esq. Lippes Mathias LLP

50 Fountain Plaza, Suite 1700

Buffalo, New York 14202

(716) 853-5100

CALCULATION OF FILING FEE

Transaction valuation* $4,463,442.48; Amount of filing fee* $658.80

* Estimated for purposes of calculating the amount of the filing fee only. SideChannel, Inc. (“SideChannel” or the “Company”) is offering to holders of certain of its warrants, as more fully described herein, the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.001 per share (“Shares” or “Common Stock”) by tendering six (6) warrants with an exercise price of $0.36 in exchange for one (1) share of our Common Stock and to exchange such warrants for new warrants (“New Warrant” or “New Warrants”) by tendering two and one-half (2.5) warrants with an exercise price of $0.36 in exchange for one (1) New Warrant. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined assuming that all warrants to purchase SideChannel’s Common Stock eligible to participate in the Offer are exchanged, and that the approximately 9,276,824 Shares issued as a result of the Offer have an aggregate value of $463,841.20 calculated based on the average of the low and high trading price on October 31, 2023 which was $0.05, and that the approximately 22,219,896 New Warrants issued as a result of the Offer have an aggregate value of $3,999,581.28 calculated using an exercise price of $0.18.

The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $147.60 per million dollars of the transaction valuation.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO-I

Amendment No. 3

This Amendment No. 3 (this “Amendment”) amends the Tender Offer Statement (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on November 7, 2023 by SideChannel, Inc., a Delaware corporation (the “Company” or “SideChannel”).

This Schedule TO relates to the offer by the Company to holders of certain of the Company’s outstanding warrants (“2021 Investor Warrants”). The offer is made upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated November 6, 2023 (the “Offer to Exchange” or “Offer”), and in the related Offer to Exchange materials which are filed as Exhibits (a)(1)(B), (a)(1)(C), (a)(1)(F) and (a)(1)(H) to this Schedule TO (which the Offer to Exchange and related Offer to Exchange materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The 55,549,615 2021 Investor Warrants subject to our Offer to Exchange consist of warrants to purchase an aggregate of 55,549,615 Shares issued to certain investors in 2021 with a five (5) year term and with an exercise price of $0.36. Under the Offer to Exchange, the holders of the 2021 Investor Warrants will be entitled to receive one (1) share of Common Stock for each six (6) 2021 Investor Warrants exchanged (“Investor Exchange Ratio for Stock”) and one (1) New Warrant (attached as Exhibit (a)(1)(F)) for each two and one half (2.5) 2021 Investor Warrants exchanged, exercisable for five (5) years at an exercise price of $0.18 per share (“Investor Exchange Ratio for Warrants”). The Investor Exchange Ratio for Stock and the Investor Exchange Ratio for Warrants are collectively referred to as the “Investor Exchange Ratios.” The “Offer Period” is the period commencing on November 6, 2023 and ending at 5:00 p.m., Eastern Time, on December 15, 2023, or such later date to which the Company may extend the Offer (the “Expiration Date”). If all of the 2021 Investor Warrants are tendered, the Company will issue approximately 9,267,824 Shares and 22,219,896 New Warrants. The Investor Exchange Ratios were selected by the Company in order to provide the holders of the 2021 Investor Warrants with an incentive to exchange the 2021 Investor Warrants.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11

The Offer to Exchange and Items 1 through 9 and 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Exchange, are hereby amended by adding the following text thereto:

“On December 11, 2023, the Company decided to waive the all or nothing requirement stated in the Offer to Exchange and provide 2021 Investor Warrant holders ten (10) business days to respond to this amendment. As such, the Company extended the Expiration Date of the Offer. The Offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on December 15, 2023. The Expiration Date has been extended until 5:00 p.m. Eastern Time on December 26, 2023.

The Company will close the Offer on the Expiration Date and intends to issue the Shares and New Warrants to 2021 Investor Warrant holders who have submitted Letters of Transmittal by the Expiration Date on or before December 28, 2023.

The Company has indicated that as of 5:00 p.m., Eastern Time, on Friday December 8, 2023, approximately 37,512,388 warrants had been validly tendered into and not validly withdrawn from The Offer, representing approximately 67.5% of the Warrants.”

Amendments to the Offer to Exchange and Exhibits to the Schedule TO

The references to “all” 2021 Investor Warrants set forth in the Offer to Exchange (Exhibit (a)(1)(H)) and the related Exhibits to this Schedule TO each as amended by prior amendments to the Schedule TO, are hereby replaced with “at least 65%”.

Exhibit (a)(1)(K), Email from the Chief Executive Offer to 2021 Investor Warrant Holders, has been added to the Schedule TO.

Exhibit (a)(1)(L), Email from the Chief Financial Officer Announcing the At Least 65% Requirement, has been added to the Schedule TO.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(K)	Email from Chief Executive Officer to 2021 Investor Warrant Holders *
(a)(1)(L)	Email from Chief Financial Officer Announcing the At Least 65% Requirement *

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIDECHANNEL, INC.

Date: December 11, 2023	By:	/s/ Ryan Polk
	Name:	Ryan Polk
	Title:	Chief Financial Officer